CONFIRMING STATEMENT

This Statement confirms that the undersigned has authorized and designated each of Thomas G. Mair and Roger Palmer, signing singly, to execute and file on the undersigned s behalf all Forms 3, 4 and 5 (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned s ownership of or transactions in securities of Golden Star Resources Ltd.
The authority of each of Thomas G. Mair and Roger Palmer under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4 and 5 with regard to the undersigned s ownership of or transactions in securities of Golden Star Resources Ltd., unless earlier revoked in writing. The undersigned acknowledges that Thomas G. Mair and Roger Palmer are not assuming any of the undersigned s responsibilities to comply with
Section 16 of the Securities Exchange Act of 1934.

Date:April 3, 2008


/s/ Douglass Scott Barr
Douglass Scott Barr